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SECURIT[barcode]SSION

02021127

ANNUAL AUD... ...ORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/31/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN! Nobis, Ltd
NN: One Financial Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5433 Westheimer, Suite 1102
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

RECEIVED MAR 2 1 2002 366

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leland Dykes (713) 975-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gilbert J. Schorre, Jr., CPA
(Name – *if individual, state last, first, middle name*)

8323 Southwest Freeway, Suite 380 Houston, TX 77074
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leland Dykes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nobis, Ltd, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Leland Dykes

President

Title

SYDNEY BARRETT
NOTARY PUBLIC
State of Texas
Comm. Exp. 12/06/2004

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

NOBIS, LTD.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001

	2001	2000
Assets		
Current Assets		
Cash and temporary investments	$ 6,990	$ 129,233
Accounts receivable	2,500	
Total Current Assets	9,490	129,233
Property		
Furniture and fixtures		9,913
Accumulated depreciation		(594)
Organization costs		9,994
Accumulated amortization		(1,782)
Net Property		17,531
Other assets		
Goodwill	26,000	
Total Assets	$ 35,490	$ 146,764
Liabilities and Partner's Capital		
Liabilities		
Accounts payable - trade	$	$ 3,039
Total Liabilities		3,039
Partner's Capital		
Partner's capital	35,490	143,725
Total Partner's Capital	35,490	143,725
Total Liabilities and Partner's Capital	$ 35,490	$ 146,764

See Notes to Financial Statements and Independent Auditor's Report.

NOBIS, LTD.

STATEMENTS OF INCOME (LOSS)

For the Years Ended December 31, 2001 and 2000

	After 10-18-01	Before 10-18-01	2001	2000
Revenues				
Commissions earned	$10,130	($185)	$9,945	
Total Revenues	10,130	(185)	9,945	
Operating Expenses				
Commission expense	5,370	291	5,661	
General and Administrative	3,581	171,489	175,070	69,123
Total Operating Expenses	8,951	171,780	180,731	69,123
Operating Income (Loss)	1,179	(171,965)	(170,786)	(69,123)
Other Income				
Interest		1,101	1,101	848
Total Other		1,101	1,101	848
Net Income (Loss)	$1,179	($170,864)	($169,685)	($68,275)

See Notes to Financial Statements and Independent Auditor's Report.

NOBIS, LTD.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

For the Years Ended December 31, 2001 and 2000

	After 10-18-01	Before 10-18-01	2001	2000
Beginning balance		$143,725	$143,725	
Contributions	26,000	35,450	61,450	212,000
Profit/Loss	1,179	(170,864)	(169,685)	(68,275)
Transfer to New Partners	8,311	(8,311)		
Ending balance	$35,490	$0	$35,490	$143,725

See Notes to Financial Statements and Independent Auditor's Report.

NOBIS, LTD.

STATEMENT OF CASH FLOW

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net profit (loss)	($169,685)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,210
(Increase) Decrease in:	
Accounts receivable	(2,500)
Increase (decrease) in:	
Accounts payable	(3,039)
Net cash provided (used) by operating activities	(174,014)
CASH FLOWS FROM INVESTING ACTIVITIES	
Abandonment of fixed assets	16,320
Investment in Goodwill	(26,000)
Net cash flows from investing activities	(9,680)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution of capital	61,450
Net cash flows from financing activities	61,450
NET INCREASE (DECREASE) IN CASH	(122,244)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	129,234
CASH AND CASH EQUIVALENTS END OF YEAR	$6,990

NOBIS, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Nobis, Ltd. (the "Company") is a registered broker/dealer in securities under the Securities Exchange Act of 1934 (the "Act").

Federal Income Taxes

The Company has elected to report as a partnership under the Internal Revenue Code. Taxes are not provided for by the Company as taxable income flows through to the partners. The partnership was created in 2000.

Cash and Deposits

Cash for purposes of the statement of cash flows presentation includes deposits in a checking account.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash deposit account at a high quality financial institution. At times the balance may exceed federally insured limits. At December 31, 2001, the Company did not exceed the insured limit.

Software Review

The Company has had all software reviewed and found it to be in compliance with Year 2001 requirements.

NOBIS, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As computed in the supplementary schedule, the requirements have been met.

NOTE 3 — REQUIREMENTS OF RULE 15c-3–3 OF THE SECURITIES EXCHANGE ACT

Nobis, Ltd. is a firm selling mutual funds and direct participation programs only. Therefore, reserve and possession or control requirements under Rule 15c-3–3 are not applicable.

NOTE 4 — EXEMPTION FROM FILING SIPC SUPPLEMENTAL REPORT

Nobis, Ltd. is exempt from filing the SIPC supplemental report pursuant to Rule 17A–5(e)(4) as the Company has gross revenues of less than $500,000.

NOTE 5 — SALE OF PARTNERSHIP

During the year 100% of the partnership interests were sold. The statements of Income (Loss) and the statements of changes in partners' capital disclose the Income (Loss) and the changes in capital before and after the date of sale.

REQUIRED SUPPLEMENTARY INFORMATION

NOBIS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

Schedule 1

		2001
<u>Net Capital</u>		
Total partner's capital	$	6,990
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
Total Capital and Allowable Subordinated Liabilities	$	6,990
Deductions:		
Nonallowable Assets:		
Office equipment		0
Other assets		0
Net Capital	$	6,990
<u>Aggregate Indebtedness</u>		
Items Included in Statement of Financial Condition:		
Accounts payable	$	0
Commissions payable		0
Total Aggregate Indebtedness	$	0
<u>Computation of Basic Net Capital Requirement</u>		
Minimum net capital required	$	5,000
Excess net capital	$	1,990
Ratio:		
Aggregate indebtedness to net capital		0.00 to 1
<u>Reconciliation with Company's Computation</u>		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	6,990
Audit adjustments		0
Net Capital	$	6,990

See Independent Auditor's Report

Independent Auditor's Report
on Internal Control Structure
Required by SEC Rule 17a–5

Board of Directors
Nobis, Ltd.
Houston, Texas

In planning and performing our audit of the financial statements of Summit Securities, Inc., for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a–3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3–3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a–13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk

that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Gilbert J. Schorre, Jr.
Certified Public Accountant
Houston, Texas

February 28, 2002

Independent Accountant's Report
On Applying Agreed-Upon Procedures

To the Board of Directors
Nobis, Ltd.

We have performed the procedures enumerated below as specified in the American Institute of Certified Public Accountants' (AICPA's) Statement of Position 98-8, which were agreed to by Nobis, Ltd. (hereinafter referred to as the Company) to assist the users in evaluating the Company's assertions made pursuant to the Securities and Exchange Commission's (SEC's) regulatory requirements as in the following manner:

> The assertions in Parts I and II of Form BD-Y2K (Form BD-Y2K) as of March 15, 2001, prepared and filed pursuant to the requirements of SEC rule 17a–5.

This agreed-upon procedures engagement was performed in accordance with standards established by the AICPA. The sufficiency of these procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which the report has been requested or for any other purpose. The procedures we have performed and the findings were as follows:

We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on the Company's assertions included in Form BD-Y2K referred to in the introductory paragraph of this report. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and Management of Nobis, Ltd. and the Securities and Exchange Commission, and Nobis, Ltd's designated self-regulatory organization and is not intended to be and should not be used by anyone other than these specified parties.

Gilbert J. Schorre, Jr.
Certified Public Accountant
Houston, Texas

February 28, 2002